Consolidated Financial Statements
December 31, 2023

(Stated in thousands of United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
i-80 Gold Corp

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of i-80 Gold Corp (a British Columbia, Canada corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in equity, and cash flows for each of the two years ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative cash flows from operations of $54.6 million and incurred a net loss of $65.2 million during the year ended December 31, 2023, and as of that date, the Company’s current liabilities exceeded its current assets by $21.0 million. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2022.

Salt Lake City, Utah
March 12, 2024

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars)

	Note	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$16,277	$48,276
Receivables		4,316	623
Inventory	6	11,387	16,535
Prepaids and deposits		4,631	5,595
Current portion of other assets	7	3,202	6,280
Total current assets		39,813	77,309
Non-current assets
Other assets	7	765	2,487
Restricted cash and cash equivalents	8	44,488	32,902
Property, plant and equipment	9	638,627	529,261
Total non-current assets		683,880	564,650
Total assets		$723,693	$641,959

LIABILITIES
Current liabilities
Accounts payable		$12,849	$10,622
Accrued liabilities		14,333	6,612
Current portion of long-term debt	10	31,939	21,288
Current provision for environmental rehabilitation	11	543	946
Current portion of other liabilities	12	1,186	46,181
Total current liabilities		60,850	85,649
Non-current liabilities
Deferred tax liabilities		—	8,020
Long-term debt	10	148,335	94,588
Provision for environmental rehabilitation	11	70,979	70,680
Non-current portion of other liabilities	12	17,265	49,610
Total non-current liabilities		236,579	222,898
Total liabilities		297,429	308,547

EQUITY
Share capital	13	489,270	354,470
Reserves		19,311	15,042
Deficit		(82,317)	(36,100)
Total equity		426,264	333,412
Total liabilities and equity		$723,693	$641,959

Subsequent events [Note 26]

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors and authorized for issue on March 12, 2024

/s/ John Seaman	/s/ Ewan Downie
John Seaman	Ewan Downie
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
(Stated in thousands of United States Dollars, except for share data)

		Year ended December 31,
	Note	2023	2022
Revenue		$54,910	$36,958
Cost of sales		(52,852)	(28,861)
Depletion, depreciation and amortization	9	(7,202)	(4,528)
Mine operating (loss) income		(5,144)	3,569

Expenses
Exploration, evaluation and pre-development	16	38,913	38,809
General and administrative	17	18,512	17,090
Property maintenance		10,313	3,249
Share-based payments	13	3,122	3,280
Loss before the following		(76,004)	(58,859)

Other (expense) income	18	34,922	(11,683)
Finance expense	19	(31,906)	(20,488)
Loss before income taxes		(72,988)	(91,030)

Current tax expense	21	(228)	—
Deferred tax recovery	21	8,020	11,833
Loss and comprehensive loss for the period		$(65,196)	$(79,197)

Loss per common share
Basic and diluted loss per share	13	$(0.24)	$(0.33)

Weighted average number of common shares outstanding
Basic and diluted weighted average shares outstanding	13	274,057,213	240,100,023

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)

		Year ended December 31,
	Note	2023	2022
OPERATING ACTIVITIES
Loss for the period		$(65,196)	$(79,197)

Items not affecting cash
Depletion, depreciation and amortization	9 (iv)	8,846	6,184
Non-cash share-based payments	13 (f)	2,309	2,915
Non-cash items included in other income	15 (ii)	(32,891)	8,066
Loss on foreign exchange		29	403
Finance expense		31,860	20,460
Deferred taxes		(8,020)	(11,833)
Change in non-cash working capital balances related to operations	15 (i)	8,445	7,160
Cash used in operating activities		$(54,618)	$(45,842)

INVESTING ACTIVITIES
Net cash acquired in acquisition of Paycore Minerals Inc.	5	10,027	—
Capital expenditures on property, plant and equipment	9	(39,513)	(50,221)
Environmental liability security		(11,585)	(2,125)
Reclamation expenditures	11	(540)	(622)
Other assets		—	(1,767)
Purchase of investments	7 (i)	(894)	—
Cash used in investing activities		$(42,505)	$(54,735)

FINANCING ACTIVITIES
Net proceeds on Convertible Debentures	10 (iii)	61,906	—
Contingent payments	12 (iv)	(21,000)	—
Net proceeds from Gold Prepay Agreement	10 (iv)	18,932	41,737
Net proceeds from Silver Purchase Agreement		—	29,889
Principal repayment on Gold Prepay Agreement	10 (iv)	(16,475)	(12,901)
Principal repayment on Silver Purchase Agreement	10 (v)	(5,725)	—
Proceeds from shares issued in equity financing	13 (b)	27,693	—
Share issue costs		(1,768)	—
Stock option and warrant exercises	13 (b)	1,949	3,139
Other		(349)	(437)
Cash provided by financing activities		$65,163	$61,427

Change in cash and cash equivalents during the year		(31,960)	(39,150)
Cash and cash equivalents, beginning of year		48,276	87,658
Effect of exchange rate changes on cash held		(39)	(232)
Cash and cash equivalents, end of year		$16,277	$48,276

Supplemental cash flow information [Note 15]

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Deficit	Total equity
Balance as at December 31, 2021		238,703,817	$350,198	$13,683	$43,097	$406,978
Exercise of warrants and stock options	13(d)	1,857,200	4,272	(573)	—	3,699
Share-based payments	13(f)	—	—	1,932	—	1,932
Loss for the period		—	—	—	(79,197)	(79,197)
Balance as at December 31, 2022		240,561,017	354,470	15,042	(36,100)	333,412
Shares and options issued on acquisition of Paycore Minerals Inc.	5	30,505,575	78,787	2,515	—	81,302
Shares issued in equity financing	13(b)	13,629,800	27,693	—	—	27,693
Shares issued in relation to Ruby Hill contingent payments	13(b)	12,128,695	26,000	—	—	26,000
Shares issued in relation to Convertible Loan	13(b)	800,449	1,665	—	66	1,731
Exercise of warrants and stock options	13(d)	876,798	2,423	(353)	—	2,070
Share-based payments	13(f)	—	—	2,107	—	2,107
Convertible Debenture conversion option	10(iii)	—	—	—	18,913	18,913
Share issue costs		—	(1,768)	—	—	(1,768)
Loss for the period		—	—	—	(65,196)	(65,196)
Balance as at December 31, 2023		298,502,334	$489,270	$19,311	$(82,317)	$426,264

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

1.NATURE OF OPERATIONS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold, silver and poly-metallic deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Mine and McCoy-Cove Project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange ("NYSE") under the symbol IAUX. Its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

2.BASIS OF PREPARATION

(a)Statement of compliance

These Consolidated Financial Statements (the "Financial Statements") have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). These Financial Statements were approved and authorized for issuance by the Board of Directors on March 12, 2024.

(b)Basis of presentation

The Financial Statements have been prepared using the measurement bases specified by IFRS Accounting Standards for each type of asset, liability, income and expense. Measurement bases are more fully described in the accounting policies below.

These Financial Statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company’s ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s working capital deficit, current operating losses and management’s expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which cast significant doubt as to the Company’s ability to continue as a going concern.

These Financial Statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary if the Company is not able to continue as a going concern. Such adjustments could be material.

(c)Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases. The Company's principal properties and material subsidiaries are as follows:

Subsidiary	Location	Percentage of ownership	Property	Principle activity
Premier Gold Mines USA Inc.	Nevada	100%	Holding	Mineral exploration
Goldcorp Dee LLC	Humboldt, Nevada	100%	Lone Tree	Production
Ruby Hill Mining Company LLC	Eureka, Nevada	100%	Ruby Hill	Production
Osgood Mining Company LLC	Humboldt, Nevada	100%	Granite Creek	Development
Au-Reka Gold LLC	Eureka, Nevada	100%	McCoy-Cove	Pre-development
Golden Hill Mining LLC	Eureka, Nevada	100%	FAD	Mineral exploration
Argenta LLC	Lander, Nevada	100%	Inactive	Mineral exploration

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(d)Business combinations

For business combinations that are determined to be a combination of businesses not under common control, the consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of the assets transferred, the liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount is recognized immediately as income in the statement of income or loss and comprehensive income or loss.

(e)Functional and presentation currency

The functional currency of the Company and its subsidiaries is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labour, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

3.MATERIAL ACCOUNTING POLICIES

(a)Financial instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVTPL"), directly attributable transaction costs. Financial instruments are recognized when the Company becomes a party to the contracts that give rise to them and are classified at amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVTPL are measured at fair value with changes in fair value recognized in profit or loss.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVTPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses is recognized in net income (loss) for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investments in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.
Derecognition of financial assets and liabilities

A financial asset is derecognized when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognized when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Modification of contractual cash flows

A substantial modification of the terms of a financial liability is accounted for as an extinguishment of the existing financial liability and the recognition of a new financial liability. The terms are substantially different if the net present value of the cash flows discounted using the original effective interest rate under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

When the contractual cash flows of a financial liability are renegotiated or otherwise modified and the renegotiation or modification does not result in the extinguishment of the financial liability, the Company recalculates the gross carrying amount of the financial liability and recognizes a modification gain or loss in net income or loss. The gross carrying amount of the financial liability is calculated as the present value of the modified contractual cash flows that are discounted at the financial asset or financial liability’s original effective interest rate.

(b)Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. The recovery of gold from certain oxide ores is achieved through the heap leaching process. Work-in-process represents gold and silver in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value ("NRV"). Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labour, materials and contractor expenses, including non-capitalized stripping costs; depreciation on property, plant and equipment including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce in the stockpile.

Provisions to reduce inventory to NRV are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. NRV is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in NRV where the inventory is still on hand.

(c)Property, plant and equipment

General

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges.

Major overhaul expenditures and the cost of replacement of a component of plant and mobile equipment are capitalized and depreciated over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of mobile equipment are charged to the cost of production.

Directly attributable costs incurred for major capital projects and site preparation are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include dismantling and site restoration costs to the extent these are recognized as a provision. Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment and also when events or changes in circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.
An item of property, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the statements of income or loss and comprehensive income or loss in the period the asset is de-recognized.

Exploration, evaluation and pre-development expenditures

The exploration, evaluation and pre-development expenditure policy is to charge exploration and evaluation expenditures within an area of interest as expense until management concludes that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible and has been subject to an impairment analysis, further expenditures are capitalized and classified as development properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Exploration, evaluation and pre-development expenditures consist of:

–gathering exploration data through topographical and geotechnical studies;
–exploratory drilling, trenching and sampling;
–determining the volume and grade of the resource;
–test work on geology, metallurgy, mining, geotechnical and environmental; and
–conducting engineering, marketing and financial studies.

Exploration and evaluation assets acquired are initially recognized at fair value as exploration rights within tangible assets.

Development properties (underground and open pit)

A property, either open pit or underground, is classified as a development property when a mine plan has been prepared and technical feasibility has been established, a permit has been obtained and a decision is made to commercially develop the property and mineralization is classified as proven and probable. Development expenditure is accumulated separately for each area of interest for which economically recoverable mineral reserves have been identified.

All expenditures incurred prior to the commencement of commercial production from each development property are capitalized. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company's management. In addition, capitalized costs are assessed for impairment when there is an indicator of impairment. Proceeds received from selling output produced before the asset is ready for its intended use are recognized in profit or loss. The related cost of producing the output is measured using the guidance in IAS 2, ‘Inventories’, and it is recognized as an expense in profit or loss when sold.

Development properties are not amortized until they are reclassified as mine property assets following the achievement of commercial levels of production.

Mine properties

After a mine property has been brought into commercial production, costs of any additional mining, in-pit drilling and related work on that property are expensed as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production, including the stripping of waste material, are deferred and then amortized on a unit-of- production basis.

Deferred stripping costs

Stripping costs incurred in the production phase of a mining operation are accounted for as variable production costs and are included in the costs of inventory produced. Stripping activity that improves access to ore in a future period is accounted for as an addition to or enhancement of an existing asset. The Company recognizes stripping activity assets when it is probable that the future economic benefit associated with the stripping activity will flow to the Company; the component of the ore body for which access has been improved can be identified; and the costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets are amortized on a unit of production basis in subsequent periods over the proven and probable reserves to which they relate.

Depreciation and depletion

The carrying amounts of mine properties, plant and equipment are depreciated or depleted to their estimated residual value over the estimated economic life of the specific assets to which they relate, using the depreciation methods or depletion rates as indicated below. Estimates of residual values or useful lives and depreciation methods are reassessed annually and any change in estimate is taken into account in the determination of the remaining depreciation or depletion rate. Depreciation or depletion commences on the date the asset is available for its use as intended by management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Depreciation or depletion is computed using the following rates:

Item	Methods	Rates
Mine properties	Units of production	Estimated proven and probable mineral reserves
Equipment, leasehold improvements	Straight line	Lesser of lease term and estimated useful life
Buildings	Straight line	20 years
Furniture, office equipment and software	Straight line	2 – 5 years
Plant and equipment	Straight line, units of production	4 – 10 years, estimated proven and probable mineral reserves
Mining equipment	Straight line	1 – 10 years based on life of mine
Deferred stripping costs	Units of production	Estimated proven and probable mineral reserves accessible due to stripping activity

(d)Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Contingent liabilities are not recognized in the financial statements, if not estimatable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pretax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed each reporting period for changes in cost estimates, discount rates and operating lives. Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. For closed sites, changes to estimated costs are recognized immediately in profit and loss.

(e)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether the:

–contract involves the use of an identified asset:
–this may be specified explicitly or implicitly,
–should be physically distinct or represent substantially all of the capacity of a physically distinct asset, and
–if the supplier has a substantive substitution right, then the asset is not identified.
–Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
–Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either the:
–Company has the right to operate the asset, or
–Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset will be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability when applicable.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

–fixed payments, including in-substance fixed payments,
–variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date,
–amounts expected to be payable under a residual value guarantee, and
–the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in “Property, plant and equipment" and lease liabilities in “Other liabilities".

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of items that have a lease term of 12 months or less and leases of low-value assets including non-specialized IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(f)Share capital and warrants

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of new shares or options are also shown in equity as a deduction.

The Company periodically issues units to investors consisting of common shares and warrants in non-brokered private placements or as additional consideration in a brokered financing or purchase transaction. Each whole warrant issued entitles the holder to acquire a common share of the Company, at a fixed Canadian dollar price over a specified term. These warrants are not transferable from the original investor to a new investor and are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as a liability at fair value with changes in fair value recognized in profit or loss. When investor or other warrants are exercised, the liability is revalued prior to de-recognition with the change in fair value recognized in profit or loss, proceeds received are added to share capital and the liability is derecognized.

Holders of the Company's common shares will be entitled to receive dividends out of any funds legally available when, as and if declared by the Board. Each holder of the Company's common shares is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. The Company's articles do not provide for cumulative voting in the election of directors.

(g)Share-based compensation

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values or where fair value of the goods and services received is indeterminable estimated using an option pricing model. Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is determined at the grant date.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Share Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period based on the number of units estimated to vest. Vesting periods may range from immediate to five years. This expense is recognized as share-based compensation expense with a corresponding increase in equity reserves.

Restricted Share Unit Plan

Restricted share units ("RSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs are settled in cash or equity at the option of the Company. The RSUs vest subject to an RSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The RSUs granted are accounted for under the equity method where the RSU grant letter specifies settlement in shares.

Deferred Share Unit Plan

Deferred share units ("DSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSUs are settled in cash or equity at the option of the Company. The DSUs vest subject to a DSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The DSUs granted are accounted for under the liability method where the DSU grant letter specifies settlement in cash, and the equity method where the DSU grant letter specifies settlement in shares. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

(h)Revenue

Gold and Silver

The Company generates revenue by selling gold and silver produced from its mining operations under the gold offtake agreement and from gold and silver sold in the London spot market. Revenue from gold and silver is recognized when control of the gold or silver has transferred to the customer and the Company has satisfied its performance obligation, which generally occurs upon the transfer of gold or silver credits to the customer’s metal account. Upon transfer of the gold or silver to the customer’s metal account, the customer has legal title to, physical possession of, and has assumed the risks and rewards of ownership of the gold or silver; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the gold or silver.

The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the gold or silver. The transaction price is either fixed on the settlement date or at spot prices based upon the terms of the contract.

Mineralized Material Sales

The Company generates revenue by selling mineralized material mined from certain of its mines under sale contracts with third parties. The Company recognizes revenue from mineralized material sales when control of the mineralized material has transferred to the customer and the Company has satisfied its performance obligation, which is generally at the point in time that the mineralized material is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and has assumed the risks and rewards of ownership of the mineralized material; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the mineralized material.

The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the mineralized material. The Company generally sells mineralized material based on the monthly average market price for month in which delivery to the customer takes place or at spot prices based upon the terms of the contract.

Under certain contracts with customers, transfer of control may occur when the promised asset is in transit to the refinery, processing facility or the customer. At this point in time, the customer has legal title to and the risks and rewards of ownership of the promised asset; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the promised asset.

When another party is involved in providing processing or refining services, the Company assesses whether the nature of its promise is a performance obligation to provide the processing or refining services itself (i.e. the Company is acting as the principal) or to arrange for those goods or services to be provided by the other party (i.e. the Company is acting as the agent). In contracts where the Company has determined it is acting as the principal in providing processing or refining services, the Company records revenue gross of processing and refining charges. In contracts where the Company has determined it is acting as agent in providing processing or refining services, the Company records revenue net of processing and refining charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(i)Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax on temporary differences associated with investments in subsidiaries and co-ownership is not provided if reversal of these temporary differences can be controlled by the Company and it is expected that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it is not recognized in the financial statements.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of taxable income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

(j)Income (loss) per share

The Company presents basic income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per share is determined using the treasury stock method and the weighted average number of common shares outstanding for the effects of all dilutive stock options.

(k)Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available.

(l)Amended IFRS Accounting Standards effective January 1, 2023

The International Accounting Standards Board (“IASB”) amended IAS 1 - Presentation of Financial Statements to require entities to disclose their material, rather than significant accounting policies. The amendments define material accounting policy information and explain how to identify when accounting policy information is material. Further, the amendment to IAS 1 clarifies that immaterial accounting policy information need not be disclosed. If it is disclosed, it should not obscure material accounting policy information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective for annual periods beginning on or after January 1, 2023. The accounting policy information disclosed in Note 2 and Note 3 reflect the Company’s material accounting policies.

(m)Amended IFRS Accounting Standards not yet effective

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2024 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company does not anticipate any significant impact from these amendments on the financial statements as a result of initial application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

4.AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY

The preparation of these Consolidated Financial Statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these Consolidated Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Acquisitions

Determination of whether a group of assets acquired and liabilities assumed constitute the acquisition of a business or an asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

With regard to the acquisition of Paycore, management followed the guidance within IFRS 3 and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill. The Paycore transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ fair values was attributable to the acquired mineral interests.

Valuation of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company uses its judgment to select a variety of methods and makes significant assumptions that are mainly based on market conditions existing at initial recognition and at the end of each reporting period. Refer to Note 24 (d) for further details on the methods and significant assumptions used.

Provisions for environmental rehabilitation

Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and net realizable value ("NRV"). The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.

Recoverable ounces

The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Impairment and reversal of impairment for non-current assets

Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

Achievement of operating levels intended by management

Until a mineral property, plant or equipment is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold bullion produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the cost of the asset. Depletion of capitalized development and construction costs for a mineral property and related property and equipment begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.

Deferred taxes

The provision for income taxes which is included in the consolidated statements of income (loss) and comprehensive income (loss) and composition of deferred income tax liabilities included in the consolidated statements of financial position is based on factors such as tax rates in the different jurisdictions, changes in tax law and management’s assessment of future results and have not yet been confirmed by the taxation authorities. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based on current forecasts.

In the event that actual results differ from these estimates, adjustments are made in future periods and changes in the amount of amount of deferred tax assets recognized may be required. These adjustments could materially impact the financial position and income (loss) for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

5.RECENT EVENTS

Amended and Restated Gold Prepay Agreement

On September 20, 2023, the Company entered into an A&R Gold Prepay Agreement with Orion, pursuant to which the Company received aggregate gross proceeds of $20 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay Agreement.

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. Obligations under the A&R Gold Prepay Agreement, including the 2023 Gold Prepay Accordion, will continue to be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

The remaining terms of the A&R Gold Prepay Agreement remain substantially the same as the existing Gold Prepay Agreement. The Company may request an increase in the prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the A&R Gold Prepay Agreement.

In connection with the 2023 Gold Prepay Accordion, the Company issued to Orion warrants to purchase up to 3.8 million common shares of the Company at an exercise price of C$3.17 per common share until September 20, 2026, and extended the expiry date of 5.5 million existing warrants by an additional 12 months to December 13, 2025, as further described in Note 12 (i) of these Financial Statements.

Private Placement of Common Shares

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.

Acquisition of Paycore

On May 5, 2023, the Company completed the acquisition of Paycore Minerals Inc. ("Paycore"). Paycore’s principal asset is the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The acquisition consolidates the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill.

The Company acquired 100% of the issued and outstanding shares of Paycore at an exchange ratio of 0.68 i-80 Gold common share for each Paycore common share held (the “Exchange Ratio”). All outstanding options and warrants of Paycore that were not exercised prior to the acquisition date were replaced with i-80 Gold options and warrants, as adjusted in accordance with the Exchange Ratio.

The Paycore acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the FAD mineral property. The components of consideration that were paid is detailed in the table below:

Components of consideration paid:
Share consideration (i)	$66,037
Common shares issued in relation to contingent value rights (ii)	12,750
Replacement warrants (iii)	2,675
Replacement options (iii)	2,515
Previously held interest (iv)	4,116
Transaction costs	323
$88,416
(i)    The fair value of 25,488,584 common shares issued to Paycore shareholders was determined using the Company's share price of C$3.46 per share on the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(ii)    Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively, "Waterton"), all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, with an aggregate value of $12.75 million were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023. The fair value of 5,016,991 common shares issued to Waterton was determined using the Company's share price of C$3.46 per share on the acquisition date.

(iii)    The fair value of 1,727,200 replacement options and 3,755,257 replacement warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Risk free rate	3.55% to 3.91%	3.66% to 4.52%
Expected life	18 to 29 months	12 to 24 months
Expected volatility	52% to 56%	52% to 58%
Share price	C$3.46	C$3.46

(iv) On May 5, 2023 and immediately prior to the Paycore acquisition the Company owned 2,336,200 Paycore common shares. The Company's investment in Paycore was remeasured at fair value on the acquisition date using the Exchange Ratio and the Company's share price of C$3.46 per share on the acquisition date with the change in fair value recognized through the statement of loss as further described in Note 18 of these Financial Statements.

The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets (liabilities) acquired:
Cash	$10,027
Other assets	206
Mineral properties	78,218
Accounts payable	(35)
Fair value of net assets acquired	$88,416

Private Placement of Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and mature on February 22, 2027, being the date that is four years from the offering closing date. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

The Convertible Debentures are a senior unsecured obligation of the Company and secured on a limited recourse basis by Premier Gold Mines USA Inc. ("Premier USA"), the Company’s wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka Gold LLC ("Au-Reka"). The Convertible Debentures are guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au‑Reka’s present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the maturity date. Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

6.INVENTORY

	December 31, 2023	December 31, 2022
Ore in stockpiles and on leach pads	$7,614	$12,492
Work-in-process	778	3,059
Finished goods	896	984
Materials and supplies	2,099	—
Total inventory	$11,387	$16,535

The amount of inventory recognized as an expense in cost of sales for the year ended December 31, 2023 was $52.9 million ($28.9 million for 2022).

During the year ended December 31, 2023, the Company recognized, within cost of sales, inventory write-downs $9.9 million ($6.4 million for the year ended December 31, 2022) relating to heap leach ore at Ruby Hill, Lone Tree and Granite Creek.
7.OTHER ASSETS

	December 31, 2023	December 31, 2022
Investment in Paycore (i)	$—	$2,185
Gold Prepay Agreement embedded derivative (ii)	—	2,916
Silver Purchase Agreement embedded derivative (iii)	1,898	1,898
Forced conversion option (iv)	366	—
Other assets (v)	1,703	1,768
Total other assets	3,967	8,767
Less current portion	3,202	6,280
Long-term portion	$765	$2,487
(i)    The asset balance in the comparative period represents the Company's investment in Paycore, as further described in Note 5 of these Financial Statements. The Company recorded its investment in Paycore at fair value. For the year ended December 31, 2023, the Company recorded a fair value gain related to the revaluation of the investment of $1.0 million ($0.3 million loss for the year ended December 31, 2022) through the statement of loss as further described in Note 18 of these Financial Statements.

(ii)    The asset balance in the comparative period represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 10 (iv) and Note 24 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2023, the Company recorded a fair value loss of $4.6 million ($2.9 million gain for the year ended December 31, 2022) related to the valuation of the embedded derivative through the statement of loss as further described in Note 18 of these Financial Statements.

(iii)    The asset balance represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 10 (v) and Note 24 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2023, the Company recorded a fair value gain (loss) of nil ($1.9 million gain for the year ended December 31, 2022) related to the valuation of the embedded derivative through the statement of loss as further described in Note 18 of these Financial Statements. As of December 31, 2023, the current portion of the Silver Purchase Agreement embedded derivative was $1.5 million.

(iv)    The asset balance represents the forced conversion option included in the Convertible Debentures as further described in Note 10 (iii) and Note 24 (d) of these Financial Statements.

(v)    This balance represents other non-core assets acquired in the Argenta Property acquisition, as further described in Note 9 (b) of these Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

8.RESTRICTED CASH AND CASH EQUIVALENTS

Property	December 31, 2023	December 31, 2022
McCoy-Cove, Nevada (i)	$—	$1,955
Lone Tree, Nevada (ii)	40,243	25,877
Ruby Hill, Nevada (iii)	4,245	4,604
Granite Creek, Nevada (iv)	—	466
Total restricted cash and cash equivalents	$44,488	$32,902
(i)The balance in the comparative period represents restricted cash relating to the reclamation of the Company's McCoy-Cove property. The surety bonding company was changed during the year ended December 31, 2023, and as a result no cash collateral was required under the bond.

(ii)The Company has $40.2 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(iii)     The Company has $4.2 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

(iv)     The balance in the comparative period represents restricted cash relating to the reclamation of the Company's Granite Creek property. The surety bonding company was changed during the year ended December 31, 2023, and as a result no cash collateral was required under the bond.
9.PROPERTY, PLANT AND EQUIPMENT

Cost	Mine properties (i)	Development properties (ii)	Exploration, evaluation and pre-development properties (iii)	Buildings, plant and equipment	Total
Balance as at January 1, 2022	$2,160	$76,385	$223,220	$206,241	$508,006
Additions	—	32,422	241	23,450	56,113
Disposals	—	—	—	(24)	(24)
IFRS 16 Right of Use assets	—	—	—	280	280
Change in estimate of provision for environmental rehabilitation	—	(994)	(22,608)	—	(23,602)
Transfers	—	899	7,182	(8,081)	—
Balance as at December 31, 2022	2,160	108,712	208,035	221,866	540,773
Additions	—	15,366	83,707	18,778	117,851
Disposals	—	—	—	(1,749)	(1,749)
IFRS 16 Right of Use assets	—	—	—	252	252
Transfers	—	(4,663)	—	4,663	—
Change in estimate of provision for environmental rehabilitation	—	121	(2,508)	—	(2,387)
Adjustments	—	—	—	(134)	(134)
Balance as at December 31, 2023	$2,160	$119,536	$289,234	$243,676	$654,606

Accumulated depreciation and impairment
Balance as at January 1, 2022	$2,160	$—	$—	$3,197	$5,357
Depletion, depreciation and amortization	—	—	—	6,177	6,177
Disposals	—	—	—	(22)	(22)
Balance as at December 31, 2022	2,160	—	—	9,352	11,512
Depletion, depreciation and amortization	—	—	—	5,023	5,023
Disposals	—	—	—	(450)	(450)
Adjustments	—	—	—	(106)	(106)
Balance as at December 31, 2023	$2,160	$—	$—	$13,819	$15,979

Carrying amounts
Balance, December 31, 2022	$—	$108,712	$208,035	$212,514	$529,261
Balance as at December 31, 2023	$—	$119,536	$289,234	$229,857	$638,627
(i)Mine properties include the Ruby Hill Archimedes open pit, fully depleted in 2021.

(ii)Development properties include Granite Creek.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(iii)Exploration, evaluation and pre-development properties:

Property	January 1, 2023	Additions	Change in estimate of environmental provision	Transfers	December 31, 2023
McCoy-Cove, Nevada	$61,203	$5,489	$(535)	$—	$66,157
Ruby Hill, Nevada	92,889	—	(813)	—	92,076
Lone Tree, Nevada	52,533	—	(1,123)	—	51,410
Argenta, Nevada	1,410	—	(37)	—	1,373
FAD, Nevada	—	78,218	—	—	78,218
Total	$208,035	$83,707	$(2,508)	$—	$289,234

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	December 31, 2022
McCoy-Cove, Nevada	$54,105	$—	$(84)	$7,182	$61,203
Ruby Hill, Nevada	103,594	—	(10,705)	—	92,889
Lone Tree, Nevada	65,521	—	(12,988)	—	52,533
Argenta, Nevada	—	241	1,169	—	1,410
Total	$223,220	$241	$(22,608)	$7,182	$208,035

(iv)Depreciation, depletion and amortization on property, plant and equipment during the year ended December 31, 2023 and 2022 include amounts allocated to:

	Year ended December 31,
	2023	2022
Depreciation, depletion and amortization	$7,202	$4,528
Recorded in exploration, evaluation and pre-development	112	484
Recorded in general and administrative	444	346
Recorded in property maintenance	1,088	816
Depreciation, depletion and amortization capitalized into properties	102	215
	8,948	6,389
Inventory movement	(3,925)	(212)
Total depletion, depreciation and amortization	$5,023	$6,177
(v)The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Equipment	Total
As at December 31, 2021	$582	$—	$582
Additions	—	280	280
Depreciation	(212)	(128)	(340)
As at December 31, 2022	370	152	522
Additions	143	100	243
Termination	—	(90)	(90)
Depreciation	(238)	(108)	(346)
As at December 31, 2023	$275	$54	$329
(a)Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the year ended December 31, 2023, and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(b)Acquisitions and option agreements

Argenta Property Acquisition

On November 10, 2022, the Company through its wholly owned subsidiary Argenta LLC ("Argenta") acquired a strategic property package located in Lander Country, Nevada (the “Argenta Property”), that includes water rights, a rail heading, barite deposits, and barite processing infrastructure from Baker Hughes Oilfield Operations LLC for consideration of $3.7 million. The strategic acquisition provides the Company with water rights for development and operation of the McCoy-Cove Project.

The Company determined that the Argenta Property acquisition represents an asset acquisition. The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Property, plant and equipment	$3,122
Other assets	1,767
Provision for environmental rehabilitation	(1,169)
Fair value of net assets acquired	$3,720

Granite Creek Project

On April 15, 2021, the Company completed the acquisition of Osgood Mining Company LLC ("Osgood") from Waterton Global Resource Management, Inc. (“Waterton”). Included in consideration paid to Waterton were contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce.

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. For contingent consideration and payments related to asset acquisitions, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management did not recognize a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

On May 6, 2022, the Company entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property from Nevada Gold Mines ("NGM"). The total consideration for the purchase of the property sections consists of a cash payment of $4.0 million and the inclusion of the acquired sections into the existing 10% net profits royalty that NGM held on the existing property. Subsequent to the date of the agreement the 10% net profits royalty was transferred to Gold Royalty as disclosed in Note 9 (c) of these Financial Statements.

In September 2022, the Company paid to Waterton $5.0 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project. The $5.0 million contingent value rights payment is recorded in property, plant and equipment on the consolidated statements of financial position.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(c)Summary of mineral property Net Smelter Return ("NSR") royalties (as at December 31, 2023)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
2% NSR Chiara
Tabor, Nevada	3% NSR Renaissance
Granite Creek	1-4% NSR Royal Gold/D.M. Duncan
3-5% NSR Royal Gold
2% NSR Franco-Nevada/S&G Pinson
Portions of 7.5% NSR Stoffer/Noceto/Phillips
2% NSR Stoffer/Noceto/Phillips/Murphy/Christison
10% NPI Gold Royalty
2% Franco-Nevada
0.5% NSR Nevada Gold Mines
Lone Tree	5% NSR VEK/Andrus
1% NSR Franco-Nevada Mining Corporation, Inc.
4% NSR Bronco Creek, Inc.
5% NSR Marigold Mining Company
5% NSR Richardson
5% NSR BTF Properties
0.5%-1.5% NSR Newmont USA Limited
Ruby Hill	2.5% NSR Placer Dome U.S. Inc.
3% Biale Trust
4% NSR Asarco Incorporated
3% RG Royalties
Golden Hill	4% NSR Asarco Incorporated
3% NSR RG Royalties
0.5-1.5% NSR Royalty Consolidation Company
3% Biale Trust
4.0% Herrera
2.0% MacKenzie
4.0% Fulton/Wycosky
(i)These royalties are tied to specific mining claims and may not apply to the entire property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

10.LONG-TERM DEBT

	Orion Convertible Loan (i)	Sprott Convertible Loan (ii)	Convertible Debentures (iii)	A&R Gold Prepay Agreement (iv)	Silver Purchase Agreement (v)	Other (vi)	Total
As at January 1, 2022	$32,956	$7,685	$—	$—	$—	$795	$41,436
Fair value on inception	—	—	—	41,737	29,889	—	71,626
Additions and adjustments	—	—	—	—	—	334	334
Amortization of finance costs	308	—	—	45	—	—	353
Principal repayment	—	—	—	(14,498)	(134)	(348)	(14,980)
Finance charge	6,477	1,218	—	6,720	2,692	—	17,107
As at December 31, 2022	39,741	8,903	—	34,004	32,447	781	115,876
Fair value on inception	—	—	42,459	18,108	—	—	60,567
Additions and adjustments	—	315	—	—	—	239	554
Amortization of finance costs	438	—	378	72	20	—	908
Principal repayment	—	(2,038)	—	(17,043)	(6,231)	(449)	(25,761)
Finance charge	7,790	1,291	6,930	8,691	3,427	1	28,130
As at December 31, 2023	$47,969	$8,471	$49,767	$43,832	$29,663	$572	$180,274
Less current portion	—	—	—	17,299	14,351	289	31,939
Long-term portion	$47,969	$8,471	$49,767	$26,533	$15,312	$283	$148,335
(i)Orion Convertible Loan

On December 13, 2021, the Company entered into a Convertible Credit Agreement with OMF Fund III (F) Ltd., an affiliate of Orion to borrow $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended December 31, 2023, none of the features were exercised. The derivative financial liability was recorded at $13.6 million at inception and $9.0 million at December 31, 2023 ($27.0 million at December 31, 2022). For the year ended December 31, 2023, the Company recorded a fair value gain of $18.0 million (loss of $8.5 million for the year ended December 31, 2022) related to the valuation of the embedded derivatives through the statement of loss as further described in Note 18 of these Financial Statements. The equity instrument was recorded at $2.0 million at inception and period end. Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on change of control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(ii)Sprott Convertible Loan

On December 10, 2021, the Company entered into a Convertible Credit Agreement with a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) to borrow $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended December 31, 2023, Sprott converted $1.8 million in principal and $0.2 million in interest into 800,449 common shares of the Company. The derivative financial liability was recorded at $2.7 million at inception and $1.5 million at December 31, 2023 ($5.3 million at December 31, 2022). For the year ended December 31, 2023, the Company recorded a fair value gain of $3.8 million (loss of $1.4 million for the year ended December 31, 2022) related to the valuation of the embedded derivatives through the statement of loss as further described in Note 18 of these Financial Statements. The equity instrument was recorded at $0.4 million at inception and $0.3 million at period end. Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

Under the Sprott Convertible Loan and Orion Convertible Loan (the "Convertible Loans"), if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

(iii)Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured Convertible Debentures of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and will mature on February 22, 2027. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

The Convertible Debentures contain a conversion feature, a change of control feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature is classified as a derivative financial liability and the forced conversion feature is classified as a derivative financial asset, both measured at FVTPL whereas the conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended December 31, 2023, none of the features were exercised. The change of control liability was recorded at $1.4 million at inception and nil at December 31, 2023 and the forced conversion asset was recorded at $0.9 million at inception and $0.4 million at December 31, 2023. For the year ended December 31, 2023, the Company recorded a fair value gain of $0.9 million (nil for the year ended December 31, 2022) related to the valuation of the embedded derivatives through the statement of loss as further described in Note 18 of these Financial Statements. The equity instrument was recorded at $18.9 million at inception and at December 31, 2023. Interest expense is calculated by applying the effective interest rate of 19% to the host equity component. Interest expense is included in finance expense.

Under the Convertible Debentures if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Debentures in cash, in an amount equal to 104% of the then outstanding principal amount, plus accrued and unpaid interest on such Convertible Debentures up to, and including, the change of control purchase date. The holder of the Convertible Debentures shall have the right, at any time, to convert all or any portion of the principal amount of the Convertible Debentures into common shares of the Company at the conversion price of $3.38 per common share. The holder shall also have the option to elect to convert all or any portion of the accrued and unpaid interest into common shares at a price equal to the greater of (i) the conversion price, (ii) the current market price of the common shares on NYSE at the time of the conversion of such amounts owing, or (iii) 5-day VWAP of the common shares on the TSX. If after 120 days after the issue date and prior to the maturity date, the VWAP of the common shares of the Company as measured in U.S. dollars on the NYSE American equals or exceeds 150% of the conversion price for 20 consecutive trading days, the Company shall have right to convert all but not less than all of the principal amount of the Convertible Debentures, and subject to the approval of the TSX or any applicable stock exchange, all accrued and unpaid interest on the Convertible Debentures (however, that such conversion price of the accrued and unpaid interest must not be less than the VWAP of the common shares on the TSX during the five trading days immediately preceding the relevant date), into common shares at the conversion price.

(iv)Gold Prepay Agreement

On December 13, 2021, the Company entered into a gold prepay agreement with Orion (the "Gold Prepay Agreement"). In April 2022, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

On September 20, 2023, the Company entered into an A&R Gold Prepay Agreement with Orion pursuant to which the Company received aggregate gross proceeds of $20.0 million structured as an additional accordion under the existing Gold Prepay Agreement. On determining that the modification to the Gold Prepay Agreement was non-substantial, management accounted for the modification as an adjustment to the existing liability and used the original effective interest rate of the Gold Prepay Agreement of 24.45% to determine the fair value of the 2023 Gold Prepay Accordion. The 2023 Gold Prepay Accordion liability was recorded at fair value at inception of $18.1 million. The Company recorded a loss of $1.8 million for the year ended December 31, 2023 through the statement of loss as further described in Note 18 of these Financial Statements.

The A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period, as further described in Note 7 (ii), Note 12 (vi) and Note 24 (d) of these Financial Statements. Interest expense is calculated by applying the effective interest rate of 24.48% to the financial liability. Interest expense is included in finance expense.

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. As of December 31, 2023, the Company had delivered 15,700 troy ounces of gold towards the A&R Gold Prepay Agreement with Orion, leaving 28,033 troy ounces of gold remaining to be delivered under the agreement.

(v)Silver Purchase Agreement

On December 13, 2021, in exchange for $30.0 million, the Company entered into a silver purchase and sale agreement with Orion (the "Silver Purchase Agreement"). Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver ("the Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. In the event that in a calendar year the amount of silver delivered under the Silver Purchase Agreement is less than the Annual Minimum Delivery Amount, the Company shall make up such difference (the “Shortfall Amount”) by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). At the Company’s sole option, the obligation to make up the Shortfall Amount to Orion may be satisfied by the delivery of refined gold instead of refined silver, at a ratio of 1/75th ounce of refined gold for each ounce of refined silver. The Silver Purchase Agreement was funded April 2022.

On January 13, 2023, the Company delivered 293,509 ounces of silver to Orion in satisfaction of the 2022 Annual Minimum Delivery Amount of 300,000 ounces (6,491 ounces of silver delivered to Orion in 2022). As of December 31, 2023, the Company had delivered 305,395 ounces of silver towards the Silver Purchase Agreement with Orion. The current portion of the liability is $14.4 million at December 31, 2023, which includes 394,605 ounces in relation to the 2023 Annual Minimum Delivery Amount and 400,000 ounces in relation to the 2024 Annual Minimum Delivery Amount.

Subsequent to the year ended December 31, 2023, the 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024 to April 15, 2024, as further described in Note 26 of these Financial Statements.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 7 (iii) and Note 24 (d) of these Financial Statements. Interest expense is calculated by applying the effective interest rate of 12.28% to the financial liability. Interest expense is included in finance expense.

The obligations under the A&R Gold Prepay Agreement and Silver Purchase Agreement are senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company LLC, and Osgood Mining Company LLC, and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(vi)Lease liability

Lease liabilities relate to leases on buildings and mobile mining equipment which have a remaining lease term between one and four years and an interest rate between 3.3% and 14.4% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:

December 31, 2023
Less than one year	$378
One to three years	67
More than three years	36
Total undiscounted lease liabilities	$481

11.PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining activities and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated value of the cash flows required to settle the provision is $66.2 million for the Lone Tree property, $18.4 million for the Ruby Hill property, $8.6 million for the McCoy-Cove property, $2.1 million for the Granite Creek property, and $1.2 million for the Argenta property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 3.84% to 4.20%. A reconciliation of the discounted provision is provided below:

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2023	$1,170	$6,812	$1,473	$48,898	$13,273	$71,626
Change in estimate capitalized	(37)	(535)	121	(1,123)	(813)	(2,387)
Accretion expense	43	264	67	1,923	526	2,823
Reclamation expenditures	—	—	—	(540)	—	(540)
Balance as at December 31, 2023	1,176	6,541	1,661	49,158	12,986	71,522
Less current portion	—	—	—	543	—	543
Long-term portion	$1,176	$6,541	$1,661	$48,615	$12,986	$70,979

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2022	$—	$6,684	$2,394	$60,592	$23,179	$92,849
Acquisitions	1,170	—	—	77	—	1,247
Change in estimate capitalized	—	(84)	(995)	(13,066)	(10,704)	(24,849)
Accretion expense	—	212	74	1,917	798	3,001
Reclamation expenditures	—	—	—	(622)	—	(622)
Balance as at December 31, 2022	1,170	6,812	1,473	48,898	13,273	71,626
Less current portion	398	—	—	548	—	946
Long-term portion	$772	$6,812	$1,473	$48,350	$13,273	$70,680

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

12.OTHER LIABILITIES

	December 31, 2023	December 31, 2022
Warrant liability (i)	$4,467	$15,945
Share-based payment liability (ii)	1,184	983
Orion - Conversion and change of controls rights (iii)	9,028	27,029
Sprott - Conversion and change of controls rights (iii)	1,459	5,299
Deferred consideration (iv)	—	45,805
Offtake liability (v)	637	730
Gold Prepay Agreement embedded derivative (vi)	1,676	—
Total other liabilities	18,451	95,791
Less current portion	1,186	46,181
Long-term portion	$17,265	$49,610
(i)Warrant liability

Waterton warrants

In connection with the acquisition of Osgood the Company issued to Waterton 12.1 million common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at December 31, 2023 $0.1 million ($10.1 million at December 31, 2022). During the first quarter of 2023, Waterton exercised 0.4 million warrants to purchase 0.4 million common shares of the Company.

Orion warrants

In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. On September 20, 2023, in connection with the A&R Gold Prepay Agreement the Company extended the expiry date by an additional twelve months to December 13, 2025. The initial fair value of the warrants recognized on inception was $3.5 million and at December 31, 2023 $2.0 million ($5.9 million at December 31, 2022)

In connection with the A&R Gold Prepay Agreement entered into during the third quarter of 2023, the Company issued 3.8 million common share warrants exercisable at C$3.17 per share with an exercise period of 36 months or until September 20, 2026. The warrants include a four month hold period. The initial fair value of the warrants recognized on inception was $1.9 million and at December 31, 2023, $1.8 million.

Subsequent to the year ended December 31, 2023, the Company issued 0.5 million common share warrants at an exercise price of C$2.72 per common share in connection with the Silver Purchase Agreement amendment as further described in Note 26 of these Financial Statements.

Paycore replacement warrants

In connection with the Paycore acquisition discussed in Note 5 of these Financial Statements, the Company issued a total of 3.8 million common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 0.2 million common share warrants at an exercise price of C$3.09 per common share until April 20, 2024, 0.3 million common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3.3 million common share warrants at an exercise price of C$4.02 per common share until May 2, 2025. The initial fair value of the warrants recognized on inception was $2.7 million and at December 31, 2023 $0.6 million.

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2023, the Company recognized a gain on the revaluation of the liability of $16.7 million (loss of $1.0 million for the year ended December 31, 2022) through the statement of loss as further described in Note 18 of these Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The fair value of the warrants were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Risk free rate	3.45% to 5.08%	3.96% to 4.25%
Warrant expected life	3 to 33 months	15 to 24 months
Expected volatility	42% to 54%	56% to 60%
Expected dividend	0%	0%
Share price	C$2.33	C$3.78

As of December 31, 2023, there were 24,716,409 warrants outstanding (17,561,152 at December 31, 2022).

(ii)Share-based payment liability

The Company recognized a share-based payment liability of $1.2 million at December 31, 2023 ($1.0 million at December 31, 2022) under the Company's restricted and deferred share unit plans as discussed in Note 13 (e) of these Financial Statements. The current portion of the liability is $0.5 million at December 31, 2023 ($0.4 million at December 31, 2022) representing the cash settlement expected on the next vesting date.

(iii)Conversion and change of controls right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 10 (i), Note 10 (ii) and Note 24 (d) of these Financial Statements.

(iv)Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments. The four milestone payments and corresponding early prepayment options are as follows:

•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment by $5 million to $10 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $20 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
The Company recognized the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million and nil at December 31, 2023 ($45.8 million at December 31, 2022). For the year ended December 31, 2023, the Company recognized a loss on the revaluation of the liability of $1.2 million (loss of $3.3 million for the year ended December 31, 2022) through the statement of loss as further described in Note 18 of these Financial Statements.

During the first quarter of 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $27.0 million in satisfaction of the First and Second Milestone Payment. Consideration paid to Waterton consisted of $11.0 million in cash and 5,515,313 common shares of the Company, as further described in Note 13 (b) of these Financial Statements.

During the fourth quarter of 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $20.0 million in satisfaction of the Third and Fourth Milestone Payment. Consideration paid to Waterton consisted of $10.0 million in cash and 6,613,382 common shares of the Company valued at $10.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(v)Offtake liability

The financial liability represents the gold look back component of the offtake agreement. The Company originally entered into an offtake agreement with Orion in April 2021 (the “Offtake Agreement”) to sell (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Offtake Agreement was amended and restated (the “A&R Offtake Agreement”) in December 2021. The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced. During 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").

(vi)Gold Prepay Agreement embedded derivative

The liability balance represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 7 (ii), Note 10 (iv) and Note 24 (d) of these Financial Statements.

13.SHARE CAPITAL

(a)Authorized share capital

At December 31, 2023, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)Issued share capital

On October 16, 2023, the Company issued 6.6 million common shares to Waterton at a price of C$2.057 for total gross proceeds of C$13.6 million ($10.0) as partial consideration of the Third Milestone Payment and Fourth Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 12 (iv) of these Financial Statements.

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

On June 27, 2023, Sprott converted $1.8 million in principal and subject to obtaining approval of the TSX $0.2 million in interest of the Convertible Loans into 800,449 common shares of the Company. On July 7, 2023, upon approval of the TSX the Company issued 800,449 common shares to Sprott.

On May 9, 2023, in connection with the Paycore acquisition the Company issued 5,016,991 common shares to Waterton in settlement of the contingent value rights agreement between Paycore and Waterton, as further described in Note 5 of these Financial Statements.

On May 5, 2023, the Company acquired 100% of the issued and outstanding shares of Paycore at the Exchange Ratio issuing 25,488,584 common shares to Paycore shareholders, as further described in Note 5 of these Financial Statements.

On January 16, 2023, the Company issued 5.5 million common shares to Waterton at a price of C$3.8945 for total gross proceeds of C$21.5 million ($16.0 million) as partial consideration of the First Milestone Payment and Second Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 12 (iv) of these Financial Statements.

During the year ended December 31, 2023, the Company issued 876,798 common shares for stock options and warrants exercised and received proceeds of C$2.6 million ($1.9 million).

During the year ended December 31, 2022, the Company issued 1,857,200 common shares for stock options and warrants exercised and received proceeds of C$4.0 million ($3.1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(c)Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. Vesting periods may range from immediate to five years.

(d)Stock options

The continuity of stock options issued and outstanding are as follows:

	Options outstanding #	Weighted average price C$
Outstanding at December 31, 2021	6,689,000	2.21
Granted	2,673,179	2.65
Exercised	(1,047,200)	2.45
Expired	(320,106)	2.71
Forfeited	(116,127)	2.62
Outstanding at December 31, 2022	7,878,746	2.30
Issued in Paycore Acquisition	1,727,200	1.89
Granted	2,088,687	3.20
Exercised	(526,798)	2.59
Expired	(16,000)	2.91
Forfeited	(92,590)	2.69
Outstanding at December 31, 2023	11,059,245	2.39
The weighted average share price at the date of exercise for the year ended December 31, 2023 was C$3.13 (C$2.99 for the year ended December 31, 2022).

At December 31, 2023, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
Exercise price CAD	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$0.59 - $1.55	2,494,000	$1.25	0.90	2,494,000	$1.25	0.90
$1.56 - $2.64	3,710,278	$2.36	3.29	2,992,897	$2.30	3.33
$2.65 - $3.17	2,450,300	$2.72	2.52	2,450,300	$2.72	2.52
$3.18 - $3.67	2,404,667	$3.25	3.84	1,144,206	$3.30	3.58
	11,059,245	$2.39	2.70	9,081,403	$2.25	2.48
Total vested stock options at December 31, 2023 were 9,081,403 with a weighted average exercise price of C$2.25 (5,998,738 at December 31, 2022 with a weighted average exercise price of C$2.17).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $2.1 million was recorded for options issued as compensation during the year ended December 31, 2023 ($1.9 million for the year ended December 31, 2022) per the table in (f) share-based payments below. The options had a weighted average grant date fair value of C$3.20 at December 31, 2023. As of December 31, 2023, there were 1,977,842 unvested stock options (1,880,008 at December 31, 2022).

Subsequent to the year ended December 31, 2023, 891,316 stock options were granted under the plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.47% to 4.03%	1.55% to 4.20%
Annualized volatility based on historic volatility	52% to 60%	51% to 62%
Expected dividend	Nil	Nil
Forfeiture rate	0.0% to 4.4%	0.0% to 5.7%
Expected option life	2.4 to 3.5 years	3.0 years
(e)Restricted and Deferred Share Unit Plan

The Company adopted the RSU plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the DSU plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

The following table summarizes the continuity of the RSUs and DSUs for the period ended December 31, 2023:

	RSUs outstanding #	DSUs outstanding #
Outstanding at December 31, 2021	—	—
Granted	772,170	175,091
Settled	(236,301)	—
Forfeited	(70,227)	—
Outstanding at December 31, 2022	465,642	175,091
Granted	731,543	167,374
Settled	(464,159)	—
Forfeited	(31,271)	—
Outstanding at December 31, 2023	701,755	342,465

As the RSUs and DSUs are expected to be settled in cash, at December 31, 2023 a current liability of $0.5 million and a long-term liability of $0.7 million was outstanding and included in other liabilities ($0.40 million and $0.60 million, respectively, at December 31, 2022). For the year ended December 31, 2023, $1.0 million has been recorded as an expense and included in share-based payments ($1.3 million for the year ended December 31, 2022). The total fair value of the vested and unvested RSUs and DSUs at December 31, 2023 was C$2.4 million ($1.7 million at December 31, 2022).

For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of 2% and nil, respectively.

Subsequent to the year ended December 31, 2023, 2,051,374 RSUs were granted under the RSU plan and 344,993 DSUs were granted under the DSU plan.

(f)Share-based payments

The following table summarizes share-based payment expense included in the statement of loss during the year ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
Stock option valuation	$2,107	$1,932
RSUs and DSUs	1,015	1,348
Total	$3,122	$3,280

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

14.BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended December 31, 2023, and 2022. Diluted loss per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net loss and basic weighted average shares outstanding are reconciled to diluted loss and diluted weighted average shares outstanding, respectively, as follows:

	Year ended December 31,
	2023	2022
Net loss for the period	$(65,196)	$(79,197)

Basic and diluted weighted average shares outstanding	274,057,213	240,100,023

Basic and diluted loss per share	$(0.24)	$(0.33)

11,059,245 stock options (Note 13 (d)) and 24,716,409 warrants (Note 12 (i)) were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2023 (7,878,746 and 17,561,152 respectively, for the year ended December 31, 2022), as their effect would be anti-dilutive.

15.SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the increase (decrease) in non-cash working capital balances:

	Year ended December 31,
	2023	2022
Receivables	$(3,604)	$1,223
Prepaids and deposits	750	(799)
Inventory	1,383	9,220
Accounts payable and accrued liabilities	9,916	(2,484)
Increase in working capital	$8,445	$7,160
(ii) The following table summarizes non-cash items included in other income (expense):

	Year ended December 31,
	2023	2022
Gain (loss) on warrants	$16,686	$(1,040)
Gain (loss) on Convertible Loans derivative	21,833	(9,899)
Gain on Convertible Debenture derivative	900	—
Loss on deferred consideration	(1,194)	(3,262)
Gain (loss) on investments	997	(295)
Gain on sales from Gold Prepay Agreement	569	1,596
Gain (loss) on Gold Prepay derivative	(4,592)	2,916
Gain on Silver Purchase derivative	—	1,898
Loss on Gold Prepay Agreement modification	(1,831)	—
Other	(477)	20
Total non-cash items included in other income (expense)	$32,891	$(8,066)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

16.EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

(i) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by property:

	Year ended December 31,
	2023	2022
McCoy-Cove, Nevada	$14,069	$4,196
Granite Creek, Nevada	3,715	13,578
Ruby Hill, Nevada	17,063	19,552
Buffalo Mountain, Nevada	332	1,483
FAD, Nevada	3,675	—
Other	59	—
Total exploration, evaluation and pre-development	$38,913	$38,809
(ii) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by activity:

	Year ended December 31,
	2023	2022
Drilling	$24,203	$26,117
Assays	1,073	3,998
Salaries and benefits	1,515	2,106
Field support	3,601	2,861
Operating supplies	1,200	1,313
Studies and permits	3,691	768
Consulting and professional fees	3,128	760
Claim filing and maintenance fees	390	411
Depreciation & amortization	112	475
Total exploration, evaluation and pre-development	$38,913	$38,809
17.GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2023	2022
Corporate administration	$5,730	$6,225
Salaries and benefits	9,522	7,537
Professional fees	3,260	3,328
Total general and administrative	$18,512	$17,090
18.OTHER INCOME (EXPENSE)

	Year ended December 31,
	2023	2022
Gain (loss) on warrants	$16,686	$(1,040)
Gain (loss) on Convertible Loans derivative	21,833	(9,899)
Gain on Convertible Debenture derivative	900	—
Loss on deferred consideration	(1,194)	(3,262)
Loss on foreign exchange	(27)	(404)
Gain (loss) on investments	997	(295)
Gain on sales from Gold Prepay Agreement	569	1,596
Gain (loss) Gold Prepay derivative	(4,592)	2,916
Gain on Silver Purchase derivative	—	1,898
Loss on Gold Prepay Agreement modification	(1,831)	—
Other	1,581	(3,193)
Total other income (expense)	$34,922	$(11,683)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

19.FINANCE EXPENSE

	Year ended December 31,
	2023	2022
Interest accretion on Convertible Loans	$9,081	$7,695
Interest accretion on Gold Prepay Agreement	8,691	6,720
Interest accretion on Silver Purchase Agreement	3,427	2,692
Interest accretion on Convertible Debentures	6,930	—
Amortization of finance costs	908	353
Environmental rehabilitation accretion	2,823	3,001
Interest paid	46	27
Total finance expense	$31,906	$20,488
20.SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, development and exploration projects

The Company's operating segments are reported by operating mine properties and exploration and development projects. The results from operations for these reportable segments are summarized in the following tables:

Year ended December 31, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$54,910	$—	$—	$54,910
Cost of sales	(52,852)	—	—	(52,852)
Depletion, depreciation and amortization	(7,202)	—	—	(7,202)
Exploration, evaluation and pre-development	(21,119)	(17,794)	—	(38,913)
Overhead costs	(9,358)	(447)	(22,142)	(31,947)
Other income (expense)	(780)	36	35,666	34,922
Finance expense	(2,542)	(264)	(29,100)	(31,906)
Loss before income taxes	(38,943)	(18,469)	(15,576)	(72,988)
Current tax expense	(228)	—	—	(228)
Deferred tax recovery	—	—	8,020	8,020
Loss for the year	$(39,171)	$(18,469)	$(7,556)	$(65,196)

Year ended December 31, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$36,958	$—	$—	$36,958
Cost of sales	(28,861)	—	—	(28,861)
Depletion, depreciation and amortization	(4,528)	—	—	(4,528)
Exploration, evaluation and pre-development	(34,616)	(4,224)	31	(38,809)
Overhead costs	(2,910)	(297)	(20,412)	(23,619)
Other income (expense)	(6,641)	41	(5,083)	(11,683)
Finance expense	(2,797)	(212)	(17,479)	(20,488)
Loss before income taxes	(43,395)	(4,692)	(42,943)	(91,030)
Deferred tax recovery	—	—	11,833	11,833
Loss for the year	$(43,395)	$(4,692)	$(31,110)	$(79,197)

1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

As at December 31, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$33,849	$83,916	$338	$118,103
Property, plant and equipment	485,609	149,638	3,380	638,627
Total assets	557,477	150,455	15,761	723,693
Total liabilities	$111,171	$8,838	$177,420	$297,429

As at December 31, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$46,539	$9,334	$522	$56,395
Property, plant and equipment	458,765	66,331	4,165	529,261
Total assets	511,298	69,584	61,077	641,959
Total liabilities	$148,655	$8,301	$151,591	$308,547

Revenue by customer

The following table represents sales to individual customers representing 100% of the Company's gold and silver revenue:

	Year ended December 31,
	2023	2022
Customer 1	$15,313	$22,280
Customer 2	13,840	14,678
Customer 3	12,849	—
Customer 4	10,973	—
Customer 5	1,694	—
Customer 6	241	—
Total revenue from major customers	$54,910	$36,958
The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.

21.INCOME TAXES

(a)The major components of income tax expense (recovery) are as follows:

	Year ended December 31,
	2023	2022
Current income tax expense	$228	$—
Deferred income tax recovery	(8,020)	(11,833)
Income tax recovery	$(7,792)	$(11,833)

1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(b)The income tax expense for the year can be reconciled to the accounting profit as follows:

	December 31,		December 31,
	2023		2022
Income / (loss) before income tax	$(72,988)		$(91,030)
Canadian federal and provincial income tax rates	(19,707)	27%	(24,578)	34%

Increase / (decrease) due to:
Permanent differences	(3,888)	5	873	(1)
Impact of foreign tax rates	4,106	(6)	3,494	(5)
Other foreign exchange differences	(1,033)	1	(3,028)	4
Prior year's adjustments relating to tax provision and tax returns	438	(1)	727	(1)
Change in unrecognized deferred taxes	13,632	(19)	10,829	(15)
Other	(1,340)	2	(150)	—
Income tax recovery	$(7,792)	11%	$(11,833)	16%

(c)Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2023	December 31, 2022
Balance at the beginning of year	$(8,020)	$(19,853)
Recognized in loss	8,020	11,833
Balance at the end of the year	$—	$(8,020)

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers are:
–Historic and expected future taxable income;
–Any tax planning that can be implemented to realize the tax assets; and
–The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold and silver prices as well as forecasted future costs and expenses to produce gold and silver reserves. In addition the quantities of proven and probable gold and silver reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

The following is the analysis of deferred tax assets / (liabilities) presented in the consolidated statements of financial position:

	December 31, 2023	December 31, 2022
Deferred income tax assets
Unused losses	$48,086	$26,054
Financing costs	663	422
Asset retirement obligation	11,952	17,269
Other	5,883	29,109
Gross deferred tax asset	$66,584	$72,854
Offset by deferred income tax liabilities	(66,584)	(58,395)
Net deferred tax asset	$—	$14,459

Deferred income tax liabilities
Inventory	(217)	(983)
Capital assets	(46,087)	(43,559)
Other	(20,280)	(21,873)
Gross deferred tax liabilities	$(66,584)	$(66,415)
Deferred income tax liabilities used to offset deferred tax asset	66,584	58,395
Net deferred income tax assets / (liabilities)	$—	$(8,020)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(d)Deferred tax assets not recognized

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated statements of financial position are as follows:

	Year ended December 31, 2023		Year ended December 31, 2022
	Canada	United States	Canada	United States
Deferred tax assets not recognized
Loss carry forwards (i)	$57,054	$—	$25,953	$—
Other	21,841	30,399	20,710	—
Total deferred tax assets not recognized	$78,895	$30,399	$46,663	$—

Non capital loss carry‑forwards	$57,054	$—	$25,953	$—
(i) Unused operating tax losses totaled $57.1 million at December 31, 2023. Canadian tax losses will expire between 2041 and 2043.

22.RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries and key management personnel. Key management personnel include the executive leadership team and members of the Board of Directors. Compensation for key management personnel during the years ended December 31, 2023 and December 31, 2022 were as follows:

	Year ended December 31,
	2023	2022
Salaries, directors' fees and other short-term benefits	$3,368	$3,573
Share-based payments	638	2,342
Total key management personnel compensation	$4,006	$5,915

On February 22, 2023, certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures of the Company, as further described in Note 5 of these Financial Statements.

On August 1, 2023, certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares of the Company, as further described in Note 5 of these Financial Statements.

On February 21, 2024, Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares of the Company, as further described in Note 5 of these Financial Statements.

23.COMMITMENTS

Surety bonds

At December 31, 2023, the Company has outstanding surety bonds in the amount of $132.8 million in favour of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $44.5 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

24.FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $4.2 million at December 31, 2023 (nil at December 31, 2022)

(ii)Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2023. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$27,182	$—	$—	$—	$27,182
Convertible Loans	—	58,200	—	—	58,200
Convertible Debentures	—	—	—	65,000	65,000
Gold Prepay Agreement	26,550	22,856	9,743	—	59,149
Silver Purchase Agreement	17,127	2,191	—	—	19,318
Reclamation and closure obligations	530	512	1,036	94,376	96,454
Total	$71,389	$83,759	$10,779	$159,376	$325,303

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(c)Market risk

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)Fair value

(i)Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(ii)Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 7 (i) of the Financial Statements was classified within level 2 of the fair value hierarchy and was fair valued using the common share price from the most recent subscription agreement, however during the second quarter of 2022, the investment listed on the TSX and therefore a quoted market price for this investment became available and was classified within level 1 of the fair value hierarchy.

b.Financial liabilities

Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Share-based payment and warrant liabilities

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

Deferred consideration

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and in the comparative period prior to settlement by the Company during the third quarter of 2023, as further described in Note 12 (iv) of the Consolidated Financial Statements. This liability was classified within level 3 of the fair value hierarchy as it involved management's best estimate of whether or not the key activities as described in Note 12 (iv) of these Financial Statements required for each milestone payment would be achieved. Management assumed that all milestones would be achieved and the early repayment option would be taken. The fair value of the deferred consideration in the comparative period was the $47 million discounted at 7.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Convertible Loans

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

A&R Gold Prepay Agreement

The A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

As further described in Note 5 and Note 10 (iv) of these Financial Statements the Company entered into an A&R Gold Prepay Agreement with Orion during the third quarter of 2023. Management followed the guidance within IFRS 9 - Financial Instruments and determined that the modification to the agreement was nonsubstantial and accordingly, the Company accounted for the modification as an adjustment to the existing liability. In performing this assessment management used a discounted cash flow analysis incorporating key inputs such as expected metal prices, metal price volatility and risk free borrowing rates.

Silver Purchase Agreement

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at December 31, 2023, the gold substitution option did not have any value. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

Convertible Debentures

The Convertible Debentures were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts.

The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3) whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(iii)Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended December 31, 2023 and December 31, 2022:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2022	$(18,534)	$(3,895)	$—	$—
Fair value adjustments	(8,495)	(1,404)	—	—
Balance as at December 31, 2022	$(27,029)	$(5,299)	$—	$—
Initial recognition	—	—	(1,409)	875
Fair value adjustments	18,001	3,840	1,409	(509)
Balance as at December 31, 2023	$(9,028)	$(1,459)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2022	$—	$—	$(42,543)	$(730)
Fair value adjustments	1,898	2,916	(3,262)	—
Balance as at December 31, 2022	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	47,000	—
Fair value adjustments	—	(4,592)	(1,195)	93
Balance as at December 31, 2023	$1,898	$(1,676)	$—	$(637)

(iv)Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2023	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	1,898	2,575	(2,575)
A&R Gold Prepay Agreement - gold price derivative	Change in forecast gold price	(1,676)	5,118	(5,118)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

25.MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $508.6 million at December 31, 2023 ($369.5 million at December 31, 2022). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

26.SUBSEQUENT EVENTS

Private Placement of Common Shares

On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 12,989,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.4 million. Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement.

Silver Purchase Agreement

On January 12, 2024, the Company entered into an extension agreement in relation to the Silver Purchase Agreement with Orion pursuant to which the 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024, to April 15, 2024 (the "Extension"). In connection with the Extension the Company paid an amendment fee of $0.2 million and issued 0.5 million common share warrants exercisable at C$2.717 per share with an exercise period of 48 months or until January 24, 2028. The warrants include a four month hold period.

Contingent Payment

On February 9, 2024, the Company issued 1.6 million common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek due upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce, as further described in Note 9 (b) of these Financial Statements.